UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the SEC on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the SEC on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022 and September 19, 2022 (as so amended through September 19, 2022, the “Original Schedule 13D” and together with this Amendment No. 11, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“The information included in Item 6 of this Amendment No. 11 is incorporated herein by reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“On September 23, 2022, FF Global and FF Top entered into a Heads of Agreement (the “Heads of Agreement”) with Issuer. Pursuant to the Heads of Agreement:

•
FF Top and FF Global agreed to cause all actions in the Court of Chancery of the State of Delaware, or any other forum, filed by FF Top, FF Global and/or any of their respective controlled affiliates as of the effective date of the Heads of Agreement, naming Issuer or any of its directors or officers, to be dismissed without prejudice no later than September 27, 2022;

•
Effective as of September 23, 2022, Issuer (a) increased the size of the Board from nine to ten, (b) appointed Mr. Adam He to fill the vacancy resulting from such increase in the size of the Board until the 2022 annual general meeting of stockholders of Issuer (the “2022 AGM”), (c) appointed Mr. He to the Audit Committee and the Nominating and Corporate Governance Committee of the Board and (d) agreed to not remove Mr. He from either committee prior to the 2022 AGM;

•
Effective as of September 23, 2022, Mr. Jordan Vogel, as the Lead Independent Director of Issuer, resigned as a member of the Nominating and Corporate Governance Committee of the Board and agreed to not thereafter to seek or accept reappointment thereto; and

•
Issuer, FF Global and FF Top agreed to the following matters, and have further agreed to work expeditiously, cooperatively and in good faith to draft, negotiate, execute and deliver definitive documentation, including an amendment to the Shareholder Agreement, by no later than September 30, 2022 (or such later date as may be agreed by the parties in writing), with the Heads of Agreement constituting the binding agreement of the parties with respect to such matters unless and until such further definitive documentation is entered into:

o
the resignation of Issuer’s executive chairperson, Ms. Susan Swenson, from all non-director positions at Issuer and all Board leadership and committee positions, upon Issuer receiving $13.5 million in funding that is immediately available for Issuer’s general use.  It was also agreed that Ms. Swenson would not thereafter seek or accept new non-director positions at Issuer;

o
the reinstitution of the former FF Transformation Committee, to be comprised of Issuer’s Global CEO, Founder/Chief Product and User Ecosystem Officer, Chief Financial Officer and General Counsel and other senior leadership team members invited by members of the FF Transformation Committee from time to time, with an FF Top designee being given committee observer status subject to certain customary non-disclosure and confidentiality agreements;

o
Subject to Issuer having entered into definitive agreements providing for at least $85 million of additional or (in certain circumstances, accelerated) financing commitments in the aggregate and having received funding of at least $35 million in connection therewith (the “Implementation Condition”):

◾	Issuer will call, convene, hold and complete the 2022 AGM on the earliest date permitted under Delaware law and applicable Nasdaq and SEC requirements;
◾	the size of the Board will be reduced to seven members effective with the election of directors at the 2022 AGM;
◾
the following individuals will be nominated for election to the Board and included on the Board’s recommended slate at the 2022 AGM: (a) Carsten Breitfeld, (b) three directors selected by FF Top, at least one of whom will be an independent director, and (c) three independent directors selected by a committee, consisting of a designee from the Nominating and Corporate Governance Committee of the Board reasonably acceptable to FF Top, the Global CEO of Issuer and a person designated by FF Top reasonably acceptable to Issuer (the “Selection Committee”), from a pool of candidates recruited with the assistance of an executive search firm;

◾	no re-nomination of existing directors of Issuer (other than Mr. Breitfeld and Mr. He) at the 2022 AGM, without the consent of the Selection Committee;
◾
FF Top’s right to maintain three FF Top-nominated directors on the Board through Issuer’s 2026 annual general meeting of stockholders, (subject to certain conditions) as long as FF Top maintains a Shareholder Share Percentage (as defined in the Shareholder Agreement) of at least five percent (5%), and thereafter the right to nominate directors to the Board based on the formula in the Shareholder Agreement;

◾
the resignation of Ms. Susan Swenson and Mr. Brian Krolicki from the Board.  It was also agreed that (i) Ms. Swenson and Mr. Krolicki would not thereafter seek or accept re-appointment, re-nomination or re-election to the Board and (ii) that following their resignations from the Board, their seats would be left empty until the 2022 AGM (which would result in Issuer having an eight person board until the 2022 AGM).

In connection with the Heads of Agreement, on September 23, 2022, Issuer entered into a Mutual Release (the “Mutual Release”) with FF Global, its executive committee members and their controlled affiliates, FF Global’s controlled affiliates (including FF Top), and the directors of Issuer and their controlled affiliates (collectively, and together with Issuer, the “Release Parties”), pursuant to which the Release Parties agreed to a mutual release of claims, subject to customary exceptions.

The foregoing description of the Heads of Agreement and Mutual Release is a summary and is qualified in its entirety by reference to the full text of the Heads of Agreement and Mutual Release filed, respectively, as Exhibits 12 and 13 hereto and are incorporated herein by reference.

On September 23, 2022, Issuer entered into a letter agreement with FF Top (the “Voting Agreement”), pursuant to which FF Top agreed to vote, with respect to all shares of Issuer voting stock over which it has voting control, in favor of any resolution presented to the stockholders of Issuer at a stockholders’ meeting to approve, among other things:

•
the issuance, in the aggregate, of more than 19.999% of the number of shares of outstanding Common Stock (under Nasdaq Rule 5635(d)) as a result of certain issuances of shares pursuant to that certain Securities Purchase Agreement, dated as of August 14, 2022 and as amended on September 23, 2022, by and among Issuer, its subsidiaries party thereto, the Purchasers and the Agent (the “SPA”) as follows:

o
the issuance of up to (x) $57 million in principal amount of senior secured Tranche A convertible notes at a conversion price of not below $1.05 per share of Class A Common Stock for $27 million, and the remainder ($30 million) at a conversion price of not below $2.69 per share of Class A Common Stock, (y) $57 million in principal amount of senior secured Tranche B convertible notes at a conversion price of not below $1.05 per share of Class A Common Stock for $27 million, and the remainder ($30 million) at a conversion price of not below $2.69 per share of Class A Common Stock, and (z) 26,822,724 shares of Class A Common Stock upon the exercise of associated warrants, in each case, pursuant to the SPA and subject to the full-ratchet anti-dilution and most favored nation protections therein;

o	the issuance of up to 73,675,656 shares of Class A Common Stock upon the exercise of all previously issued convertible notes and warrants of Issuer; and
o	the issuance of up to $60 million in principal amount of senior secured convertible notes pursuant to the Existing SPA and the joinder thereto by Senyun International Ltd. and/or its affiliates; and
o	an increase to the number of authorized shares of Common Stock to 900 million.

In addition, FF Top has agreed in the Voting Agreement that, subject to FF Top’s consent (not to be unreasonably withheld, conditioned or delayed), Issuer may seek to further increase the number of authorized shares of Common Stock to up to a maximum of 1,500,000,000 shares, and in such event, FF Top will vote all shares with respect to which it has voting power in favor of any resolutions presented to stockholders to effect such increase in the number of authorized shares.

FF Top’s obligations pursuant to their respective voting agreements are conditioned on the accuracy of certain representations, compliance by Issuer with certain covenants and the satisfaction of certain conditions, in each case as further set forth in the applicable voting agreement.  Such conditions include, among others, satisfaction of the Implementation Condition, the execution of the further definitive documentation contemplated by the Heads of Agreement by no later than October 7, 2022, compliance by Issuer with its obligations pursuant to the Heads of Agreement and all further definitive documents and the occurrence of the obligations set forth in the Heads of Agreement with respect to Ms. Swenson and Mr. Krolicki.

Issuer also agrees in the voting agreements that FF Top may vote its shares of Common Stock in favor of each of the Krolicki and Swenson removal proposals (if any), that neither FF Top nor Issuer has any obligation to nominate or reappoint Mr. Krolicki or Ms. Swenson to the Board at any time following their resignation or removal for any reason, that neither Mr. Krolicki nor Ms. Swenson shall be re-appointed or re-nominated to the Board following their resignation or removal and that neither Mr. Krolicki nor Ms. Swenson shall be (re)hired, (re)engaged or (re)appointed to any position at Issuer following their resignation or removal from their respective non-Board roles (if any) at Issuer.

The foregoing description of the Voting Agreement is a summary and is qualified in its entirety by reference to the full text thereof, filed as Exhibit 14 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 12:	Heads of Agreement, dated September 23, 2022, by and among Faraday Future Intelligent Electric Inc., FF Top Holding LLC and FF Global Partners LLC.

Exhibit 13:	Mutual Release, dated September 23, 2022, by and among FF Global Partners LLC, FF Top Holding LLC and certain other parties thereto.

Exhibit 14:	Voting Agreement, dated September 23, 2022, by and among FF Top Holding LLC and Faraday Future Intelligent Electric Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: September 26, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: September 26, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President